EXHIBIT 99.2

[GeneSense Share Purchase Agreement]

SHARE PURCHASE AGREEMENT

BETWEEN

4325231 CANADA INC.

AND

LORUS THERAPEUTICS INC.

MADE AS OF

July 10, 2007

McCarthy Tétrault LLP

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

ARTICLE 1 -	INTERPRETATION	1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	3
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 -	PURCHASE AND SALE	3
2.01	Shares to be Sold and Purchased	3
2.02	Purchase Price	4
2.03	Satisfaction of Purchase Price	4
2.04	Closing	4
2.05	Closing Adjustment	4
ARTICLE 3 -	REPRESENTATIONS AND WARRANTIES	5
3.01	Vendor’s Representations and Warranties	5
3.02	Purchaser’s Representations and Warranties	6
3.03	Survival of Representations, Warranties and Covenants	6
ARTICLE 4 -	COVENANTS	7
4.01	Cooperation	7
4.02	Cooperation on Tax Matters	7
ARTICLE 5 -	CONDITIONS	7
5.01	Conditions for the Benefit of the Purchaser	7
5.02	Conditions for the Benefit of the Vendor	8
ARTICLE 6 -	GENERAL	9
6.01	Further Assurances	9
6.02	Time of the Essence	9
6.03	Benefit of the Agreement	9
6.04	Entire Agreement	9
6.05	Amendments and Waiver	9
6.06	Notices	10
6.07	Governing Law	11
6.08	Counterparts	11
6.09	Facsimiles	11

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of July 10, 2007;

B E T W E E N:

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (the “Purchaser”),

- and -

4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”).

WHEREAS the Vendor is the beneficial owner of the Shares;

AND WHEREAS TEMIC is the registered owner of the Shares and has consented to the sale of the Shares as contemplated herein;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase the Shares upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this share purchase agreement, including its recitals and schedules, as amended from time to time and all amendments made hereto by written agreement between the Vendor and the Purchaser.

“Applicable Law” means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Assumed Liabilities” means the liabilities described in Schedule B attached to this Agreement;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Charges” means all liens, charges, encumbrances and/or rights of others.

“Closing Date” means July 10, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

“Closing Statement” has the meaning set forth in Section 2.05(1).

“Corporation” means GeneSense Technologies Inc., a corporation incorporated under the laws of Canada.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Newco Note 2” has the meaning set forth in Section 2.03(1)(b).

“Permitted Encumbrances” means the Charges described in Schedule C attached to this Agreement.

“Prepaid Expenses and Receivables Transfer Agreement” means the prepaid expenses and receivables transfer agreement dated as of July 10, 2007 between the Vendor and GeneSense Technologies Inc.

“Purchase Price” has the meaning set forth in Section 2.02.

“Share Pledge Agreement” has the meaning set forth in Section 3.01(c).

“Shares” means all of the issued and outstanding common shares of the Corporation.

“Tangible Business Assets Transfer Agreement” means the tangible business assets transfer agreement dated as of July 10, 2007 between the Vendor and GeneSense Technologies Inc.

“Tax Act” means the IncomeTax Act (Canada).

“TEMIC” means The Erin Mills Investment Corporation.

“Time of Closing” means 12:01 a.m. (Toronto Time) on the Closing Date.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following are Schedules to this Agreement:

Schedule A - Newco Note 2; and
Schedule B - Assumed Liabilities.

ARTICLE 2 - PURCHASE AND SALE

2.01	Shares to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell the Shares to the Purchaser and the Purchaser will purchase the Shares from the Vendor, as of the Time of Closing on the Closing Date.

2.02	Purchase Price

The purchase price payable to the Vendor for the Shares (such amount being hereinafter referred to as the “Purchase Price”) will be [XXX], subject to adjustment in accordance with Section 2.05, which amount the parties estimate to be the fair market value of the Shares.

2.03	Satisfaction of Purchase Price

(1)           The Purchase Price will be satisfied in full as follows:

(a)	by the assumption, fulfillment and performance by the Purchaser, from and after the Time of Closing, of the Assumed Liabilities; and

(b)
by the issuance by the Purchaser to the Vendor of a demand non-interest bearing promissory note in the aggregate principal amount of  [XXX] (the “New Lorus Note 2”), substantially in the form of the promissory note attached hereto as Schedule A.

2.04	Closing

The sale and purchase of the Shares shall be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4800, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario.

2.05	Closing Adjustment

(1)           On or before the date that is 90 days after the Closing Date, the Purchaser will prepare and deliver to the Vendor a statement of adjustments detailing any changes in the valuation of the underlying assets arising as a result of the permitted price adjustments in the Tangible Business Assets Transfer Agreement and the Prepaid Expenses and Receivables Transfer Agreement or the Assumed Liabilities transferred hereunder which in part form the basis of the valuation of the Shares and detailing the particulars of any required adjustments to the calculation of the Purchase Price (the “Closing Statement”).  If requested by the Vendor, the Purchaser will permit the Vendor and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Closing Statement.

(2)           If the Closing Statement, as determined by the Purchaser, exceeds, or is less than, the Purchase Price, the aggregate principal amount of the Newco Note 2 will be increased, or decreased, accordingly.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Corporation is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The authorized capital of the Corporation consists of (i) an unlimited number of common shares, and (ii) an unlimited number of preferred shares.

(c)	All of the issued and outstanding Shares are beneficially owned by the Vendor and pledged to TEMIC pursuant to a share pledge agreement dated October 6, 2004 (the “Share Pledge Agreement”).

(d)
The Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser, subject to all existing Charges, including the Share Pledge Agreement.

(e)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(f)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor or of the Corporation;

(ii)	any agreement or other instrument to which the Vendor or the Corporation is a party or by which the Vendor or the Corporation is bound; or

(iii)
any Applicable Law in respect of which the Vendor or the Corporation must comply, except to the extent that such violation would not reasonably be expected to limit in any material manner the operations of the Corporation’s business as they are presently conducted.

(g)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

3.02	Purchaser’s Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

3.03	Survival of Representations, Warranties and Covenants

(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.

(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.

ARTICLE 4 - COVENANTS

4.01	Cooperation

Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.

4.02	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01	Conditions for the Benefit of the Purchaser

(1)
The sale by the Vendor and the purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Purchaser to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendor shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

(c)
the Purchaser shall be furnished with such certificates, affidavits or statutory declarations of the Corporation and of the Vendor or of officers of the Corporation and of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor or by the Corporation, as the case may be, at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

(d)
there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby and to permit the business of the Corporation to be carried on as now conducted;

(e)	no action or proceeding in Canada will be pending or threatened by any person to enjoin, restrict or prohibit

(i)	the sale and purchase of the Shares contemplated hereby; or

(ii)	the right of the Corporation to conduct the business of the Corporation; and

(f)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to the Purchaser.

(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Purchaser may, without limiting any other right that the Purchaser may have, at its sole option, either:

(a)	rescind this Agreement by notice to the Vendor, and in such event the Purchaser shall be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

5.02	Conditions for the Benefit of the Vendor

(1)
The sale by the Vendor and the purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Vendor to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

(c)
the Vendor shall be furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing; and

(d)	the Purchaser will have delivered to the Vendor an original executed copy of Newco Note 2.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Vendor may, without limiting any other right that the Vendor may have, at its sole option, either:

(a)	rescind this Agreement by notice to the Purchaser, and in such event the Vendor shall be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

ARTICLE 6 - GENERAL

6.01	Further Assurances

Each of the Vendor and the Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.02	Time of the Essence

Time shall be of the essence of this Agreement.

6.03	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.04	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.05	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.06	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:                      416-798-2200
Email:                          ewilliams@lorusthera.com

Attention:                      Director of Finance

To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:                      416-798-2200
Email:                          ewilliams@lorusthera.com

Attention:                      Director of Finance

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such demand, notice or other communication shall not be mailed but shall be given by personal delivery or by electronic communication.

6.07	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.08	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

6.09	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

Per:	“Aiping Young”

Per:	“Graham Strachan”

LORUS THERAPEUTICS INC.

Per:	“Aiping Young”

Per:	“Graham Strachan”

Schedule A

Newco Note 2

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned hereby promises to pay the sum of [XXX] in lawful money of Canada, without interest, to or to the order of 4325231 Canada Inc. on demand.

All payments hereunder will be made without days of grace, presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the maker and each endorser hereof.

The principal amount hereof may at any time be repaid in full without notice or bonus.

This Promissory Note will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

DATED as of •, 2007.

LORUS THERAPEUTICS INC.
Per:
Name:
Title:

Schedule B

Assumed Liabilities

•
Liabilities in the aggregate amount of [XXX] relating to accounts payable, accrued liabilities and transaction costs in connection with the arrangement of the Vendor’s business by way of plan of arrangement under Section 192(3) of the Canada Business Corporations Act.